SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

STRAYER EDUCATION, INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

863236105

(CUSIP Number of Class of Securities (Underlying Common Stock))

Steven A. McArthur, Esq.
Senior Vice President and General Counsel
Strayer Education, Inc.
1100 Wilson Blvd., Suite 2500
Arlington, VA 22209
(703) 247-2500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:
William L. Neff, Esq.
John B. Beckman, Esq.
Hogan & Hartson L.L.P.
555 Thirteenth Street, N.W.
Washington, D.C. 20004
(202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee**

$3,700,000	$396

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 115,000 shares of common stock of Strayer Education, Inc. that have an aggregate value of approximately $3.7 million as of May 3, 2006 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, effective November 27, 2005, equals $107.00 per million dollars of the value of the transaction. The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on May 12, 2006.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Introductory Statement

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Strayer Education, Inc. (the ‘‘Company’’) with the Securities and Exchange Commission on May 12, 2006 (the ‘‘Schedule TO’’), relating to an offer by the Company to exchange certain outstanding eligible stock options to purchase shares of the Company's common stock, par value $0.01 per share, that were originally granted under Strayer's 1996 Stock Option Plan (the ‘‘Plan’’), as amended, for shares of restricted stock that will be granted under the Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO (the ‘‘Offer to Exchange’’).

This Amendment No. 1 amends and supplements the Schedule TO and the Offer to Exchange in order to:

(i)    revise the first paragraph of the response to Question 36, Part I, of the Offer to Exchange to replace the ‘‘August 1, 2006’’ date with ‘‘August 8, 2006.’’

(ii)    revise the response to Question 37, Part I, of the Offer to Exchange to replace ‘‘p.m.’’ with ‘‘a.m.’’

(iii)    revise the second paragraph of Section 5, Part III, of the Offer to Exchange to replace ‘‘August 1, 2006’’ with ‘‘August 7, 2006.’’

(iv)    revise the last paragraph of Section 7, Part III, of the Offer to Exchange to delete the words ‘‘, whether or not we waive any other conditions to the offer’’ and to delete the last sentence of that same paragraph.

(v)    revise Section 14, Part III, of the Offer to Exchange to delete references to ‘‘we believe that,’’ ‘‘we do not believe that,’’ ‘‘if you are subject to U.S. Income taxation,’’ and ‘‘generally.’’

(vi)    revise Section 17, Part III, of the Offer to Exchange to delete the penultimate paragraph.

(vii)    revise Instruction 2 to the Form of Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO to replace the ‘‘August 1, 2006’’ and ‘‘August 2, 2006’’ dates with ‘‘August 7, 2006’’ and ‘‘August 8, 2006,’’ respectively.

(viii)    file as Exhibit (a)(1)(H) the Form of Internal Transmittal Notice describing changes made to the Schedule TO.

ITEM 12.	EXHIBITS

(a)(l)(A)	Offer to Exchange, dated May 12, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Withdrawal.†
(a)(1)(D)	Form of Individual Statement of Options.†
(a)(1)(E)	Form of Restricted Stock Agreement.†
(a)(1)(F)	Strayer’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 15, 2006 and incorporated herein by reference.
(a)(1)(G)	Strayer’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 8, 2006 and incorporated herein by reference.
(a)(1)(H)	Form of Internal Transmittal Notice.
(b)	Not applicable.
(d)(1)	Strayer’s 1996 Stock Option Plan, as amended (incorporated by reference to Exhibit D of the Strayer’s Proxy Statement filed with the Commission on April 3, 2006).
(d)(2)	Form of Restricted Stock Agreement (filed as Exhibit (a)(1)(E) to this Schedule TO).
(g)	Not applicable.
(h)	Not applicable.

†	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRAYER EDUCATION, INC.

By	/s/ Steven A. McArthur, Esq.
Steven A. McArthur, Esq.

Senior Vice President and General Counsel

Dated: May 31, 2006

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
(a)(l)(A)	Offer to Exchange, dated May 12, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Withdrawal. †
(a)(1)(D)	Form of Individual Statement of Options. †
(a)(1)(E)	Form of Restricted Stock Agreement. †
(a)(1)(F)	Strayer’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 15, 2006 and incorporated herein by reference.
(a)(1)(G)	Strayer’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 8, 2006 and incorporated herein by reference.
(a)(1)(H)	Form of Internal Transmittal Notice.
(b)	Not applicable.
(d)(1)	Strayer’s 1996 Stock Option Plan, as amended (incorporated by reference to Exhibit D of the Strayer’s Proxy Statement filed with the Commission on April 3, 2006).
(d)(2)	Form of Restricted Stock Agreement (filed as Exhibit (a)(1)(E) to this Schedule TO).
(g)	Not applicable.
(h)	Not applicable.

†	Previously filed.